June 03, 2011

Attention: Pamela A. Long

Re:

Tireless Steps, Inc.

Registration Statement on Form S-1

Filed January 13, 2011

File No. 333-171694

Dear Ms. Long,

Thank you for your letter dated February 9, 2011 and commenting on our S-1 filing. Please find below your questions and our answers to your comments.

General

1.

Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your sole officer and director). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2). If true, disclose on the cover page of the prospectus that you are not a blank check company and have no intention of entering into a business combination.

Unlike a blank check Company Tireless Steps has a defined business plan and defined product. Tireless Steps has no intention of entering into a business combination. We have amended our prospectus cover page to state that we are not a blank check company and we have no intentions of entering into a business combination.

2.

We note that you cite to uniform resource locators (''URLs'') for various websites throughout your prospectus. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Please also note that you may not use embedded hyperlinks exclusively to satisfy the line item disclosure requirements under the federal securities laws. Please refer to Securities Act Release No. 33-7856 (April 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus. To the extent that the information contained on these websites is required to be filed with the Commission, file this information as part of the registration statement.

We have revised our document to remove the embedded hyperlinks and the references extracted from the internet.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

3.    We note the disclosure throughout your prospectus regarding certain industry reports. Please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Specifically, we note that ''The Global Footwear Market: Athletic and Non-Athletic Shoes -August 2009" is more than one year old. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either tile consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Consider narrowing your industry and market data to the particular subset you plan to operate in. For instance, information about the broader U.S. footwear retail market does not appear to be relevant to your business plan. We may have additional comments after we review your response.

We have removed all the references to internet content, as we had no authorization from the authors to use it. We have only expressed the Company’s beliefs in regards to the Market segmentation, marketing and advertisement and the competitive landscape, based on the presidents initial research, experiences and opinion. No payment has been received by our president for the initial research.

Calculation of Registration Fee

4.

 Please specify which section of Rule 457 you relied upon for estimating the registration fee.

We have estimated our registration fee pursuant to sections 6(b), 13(e), or 14(g) of the Securities Act of 1933: “The fee is $116.10 per $1,000,000 (prorated for amounts less than $1,000,000). It is calculated by multiplying the aggregate offering amount by .00011610”. So, $80,000 * 0.0001161 = $9.29. We have amended the description.

Prospectus Cover Page. page 3

5.

In accordance with Item 501(b), please limit your prospectus cover page to one page and include the minimum/maximum table on that page.

In accordance with Item 501(b), we have limited our prospectus cover page to one page and included the minimum/maximum table on that page.

Summary. page 8

6.

Please revise this section to disclose that you have received a going concern opinion from your auditor. Please also disclose that you have losses since inception and quantify these losses.

We have revised this section to disclose that we have received a going concern opinion from our auditor. We have also disclosed that we have losses since inception and we have quantified these losses.

7.

Please disclose here that you have no operations or products and, if true, are not a blank check company and have no intention to enter into a business combination. We note the disclosure in risk factor eight on page 12.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

We have disclosed that: ‘We have no operations or products and we are not a blank check company. We have no current plans with regard to any merger, consolidation or sale of assets.’

8.

Please move industry data to an appropriate place in the business section and tailor it as appropriate to your proposed business consistent with the general comment above.

We have deleted the industry data.

9.

Please explain the presence of the following statement or remove it: "Save the Environment every step of your day. Wear Tireless Steps!"

We have removed the statement: "Save the Environment every step of your day. Wear Tireless Steps!"

10.

Please clearly state in this section that you have not created a prototype for the flip-flops that you intend to be your entry product and that you have not developed a "Clear & Soft" footwear line.

We have clearly stated in this section that we have not created a prototype for the flip-flops that we intend to be our entry product and we have not yet developed a "Clear & Soft" footwear line.

The Offering, page 9

11.

Please disclose that there is no minimum to this offering.

We have disclosed that: ‘There is no minimum number of shares that must be sold but the Company will use its best efforts to sell the securities offered. The Company will retain the proceeds from the sale of any of the offered shares.’ We have also added this information on the table.

Risk Factors, page 9

Our revenue growth rate depends primarily on our ability to raise capital under this offering in order to execute our business plan, page 10

12.

Please remove the word maintain from this risk factor as it suggests that you currently have contracts with suppliers, a marketing campaign, and a labor force.

We have removed the word maintain from this risk factor as it suggests that we currently have contracts with suppliers, a marketing campaign, and a labor force. We have also rephrased some sentences accordingly.

The report of our independent auditors indicates uncertainty concerning our ability to continue as a going concern and that may impair our ability to raise capital to fund our business plan, page 11

13.

Please combine this risk factor with the first risk factor on page 11 as they both address the same topic.

We have combined this risk factor with the first risk factor on page 10 as they both address the same topic.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

As we do not have an escrow or trust account for investor's subscriptions, if we file for or are forced into bankruptcy protection, investor's will lose their entire investment page 15

14.

Please add to this risk factor the fact that the company will have immediate access to the funds invested.

We have added to this risk factor the fact that the company will have immediate access to the funds invested.

Use of Proceeds. page 17

15.

On page 18, we note that you will allocate the majority of funds raised to the market analysis and product development if less than 100 percent of the offering is sold. Please provide more detailed information relating to these uses of proceeds and indicate the order of priority for the use of the proceeds from this offering. See Instruction No.1 to Item 504 of Regulation S-K.

We have amended our document to provide more detail as to what the Company’s expense priorities would be if the Company raised less than 100% of its offering, taking into account no.1 of Item 504 of Regulation S-K.

Dilution, page 19

16.

 Please supplementally provide us with the support for your dilution computation.

As of March 31, 2011, the Company had a net tangible book value of $133 or $0.0000 per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common  Stock  outstanding  at that date.

Adjusting  such net tangible  book value to give effect of the sale of 4,000,000 shares of Common Stock offered by the Company  at the offering  price set forth  on  the  cover  of  this  Prospectus,  and  the  receipt  and application of the net proceeds  there from,  but without taking into account any other changes in net tangible book value after  March 31, 2011, the pro forma net  tangible  book value of the Company as of March 31, 2011 would have been $74,133 or $.0049 per share. This represents an immediate increase in the net tangible book value of $.0049 per share to existing stockholders.

Interests of Named Experts and Counsel. page 22

17.

Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

We have included in the prospectus the address of counsel who passed on the legality of the shares to be issued. Additionally, we have also included the address of our auditors.

Information With Respect to Registrant. page 22

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

18. On page 23, please clearly state that you have not commenced operations, that you have not created a prototype for the flip-flops that you intend to be your first product into the market, and that you have not developed a "Clear & Soft" footwear line.

We have stated that: ‘We have not commenced operations. We have not created a prototype for the flip-flops that we intend to be our first product into the market and that we have not yet developed a "Clear & Soft" footwear line.’

19.

In this section, please provide the following information required by Item 101(h) of Regulation S-K:

  the form and year of organization of the company;
   the availability of raw materials; and
   the methods of competition.

We have stated that Tireless Steps, Inc. was incorporated in the State of Nevada on September 21, 2010. We are a start-up stage company still in the development stage and without revenues; we have minimal assets and have incurred losses since inception.

We have not yet contacted any suppliers of crumb recycled rubber from scrap tires.

Our business model does not intent to compete directly with the larger companies. Tireless Steps intends to be a niche player. We intend to take advantage of our size to be able to respond to market trends quicker than our larger competitors.

20.

We note your statement on page 24 relating to growth based on number of pairs of shoes sold as compared to CAGR in revenue. The chart you provide on page 24 does not support this statement. Please advise or revise accordingly.

We have deleted all charts and references to internet content.

21.

We note your references to Nike and Timberland; however, it is unclear how these two manufacturers exemplify a trend towards new niches. Additionally, while we note that you believe that you will capture a niche in the footwear market by combining eco- friendly purchasing decisions with a high quality product, we note your discussions of two companies on page 29 that appear to already be operating in this area of the footwear market. Please revise your registration statement accordingly.

We have deleted all references to Nike and Timberland and about our competitors.

22.

 We note the chart you include on page 25. Please provide greater context for this chart and explain how this chart helps investors understand your company, your business, or this offering.

We have deleted all charts and references to internet content.

23.

We note your discussion of Simple Shoes on page 25: Please provide greater context for this discussion and explain why you have chosen to include information about a competitor.

We have deleted the information about competitors.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

24.   We note that you name certain physical outlets, such as Payless Shoes, JC Penny, Foot Locker; Wal-Mart, and Whole Foods when discussing your sales channel strategy; certain potential suppliers, such as Responsible Tire Recycling, National Sales & Supply, and Green Rubber; and certain social networking websites, such as Twitter and Facebook; as well as Youtube and Google. Please tell us why you have chosen to name these retailers, suppliers, and entities associated with your promotion and advertising plan. Please clearly state whether· you have entered into agreements or negotiations with these entities and whether you have a contract or agreement to provide goods or services. Please note that you cannot imply the existence of a relationship when one does not in fact exist.

We have deleted the references to the physical outlets, suppliers, social networking websites and to Youtube and Google. We have also stated that ‘We have not entered into agreements or negotiations with any entity and we have no contract or agreement to provide goods or services as of the date of this prospectus’.

25.

On page 29, we note that you name Nike, Adidas, and Timberland when discussing the competitive landscape although you state that your business model does not intend to compete directly with these companies. If you do not intend to compete with these companies, it is not appropriate to reference them in your discussion regarding competition. Please advise or revise accordingly.

We have deleted the references to the above mentioned companies.

Financial Statements. page 32

26.

Please revise to consistently reference your inception date. We note your auditors' report refers to September 17, 2010 while your financial statements and other areas of your filing refer to September 21, 2010.

Our auditors have corrected their auditors’ report to refer to September 21, 2010 as our inception date??.

Note 2-Summary of Significant Accounting Policies. page 38

Property, page 38

27.

Please delete your use of the term "whoever" and clearly define who provides you with office space.

We have deleted the term "whoever" to clearly define who provides us with office space.

Note 7- Subsequent Events, page 41

28.

Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please delete this disclosure.

We have deleted this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

29.   We note your plan of operation for the next 18 months. Please be more specific regarding each description of activity and discuss in more detail how you intend to implement each step of your business plan. For example, please provide more detailed information regarding the legal and regulatory studies the company will undertake. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

We have amended our document to be more specific on the activities the Company will take to implement its business plan, and to outline the day to day activities of the Company. We have removed any reference regarding the legal and regulatory studies it anticipated as they are no longer relevant to its plans of operations.

30.

We note your disclosure on page 44 regarding subsequent private placements. Please disclose any current plans for private placements.

We have amended our document to clarify that the Company has no plans to seek any private placements or debt financing at this time.

Directors, Executive Officers, Promoters, and Control Persons, page 46

31.

Please specifically discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401 (e) of Regulation S-K.

Ms Sun is currently employed in the footwear industry and has a great sense of what sells and what doesn’t; additionally she has a degree with a major in accounting. The Company feels that these two attributes alone qualify her in her role as President & CEO of Tireless Steps. Additionally the disclosure about Ms Sun in the S1 currently covers from 2001 to 2011 a span of ten years. We have not amended our document in any way as we feel there is adequate background and discloser within the scope of Item 401 (e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

32.

You provide beneficial ownership information as of September 21, 2010 yet your disclosure states that Ms. Sun did not acquire her shares until October 1, 2010. Please reconcile this apparent discrepancy.

We have reconciled the dates.

Recent Sales of Unregistered Securities, page 51

33.

We note that you relied upon Rule 903(b)(3) of Regulation S when issuing shares to your sole officer and director. However, on page 50, we note your disclosure that you relied upon Section 4(2) when issuing these shares. Please reconcile accordingly.

We have reconciled our prospectus to disclose that we have relied upon section 4(2) when we had issued the shares to our sole officer and director.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603

Undertakings, page 52

34.

Please revise to include only the undertakings that are applicable to your offering. See Item 512 of Regulation S-K.

We have amended our Undertakings.

Exhibit 5 -Legal Opinion of Diane Dalmy

35.

Please arrange for counsel to revise her legal opinion to reflect that the registration statement was filed with the Commission on January 13, 2011.

In accordance with the staff’s request, the opinion of legal counsel has been revised to reflect that the registration statement was filed with the Commission on January 13, 2011.

36.

We note counsel's statement that she is not qualified to practice law in any jurisdiction other than the State of Colorado. We further note that the opinion to be rendered concerns the laws of the State of Nevada. Please provide an opinion of counsel as to the legality of the securities covered by the registration statement that is not qualified as to jurisdiction in this manner.

In accordance with the staff’s request, the opinion of legal counsel has been further revised to provide that the legality of the securities covered by the registration statement is not qualified as to any jurisdiction.

Lei Sun

President

Tireless Steps, Inc.

Tireless Steps, Inc.

www.tirelesssteps.com

contact@tirelesssteps.com

Phone: (702) 522-1521

Fax: (702) 522-1603